[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]	Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

January 28, 2011	direct dial 202 508 5884 direct fax 202 204 5611 CGattuso@kilpatricktownsend.com

VIA EDGAR AND HAND DELIVERY

Mr. Michael Clampitt

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Franklin Financial Corporation
Registration Statement on Form S-1
Filed December 10, 2010
File No. 333-171108

Dear Mr. Clampitt:

On behalf of Franklin Financial Corporation (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 initially filed by the Company on December 10, 2010.

The Amended Registration Statement is filed in response to the staff’s comment letter dated January 5, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments. The Amended Registration Statement also reflects revised disclosure to the prospectus in response to comments received from the Office of Thrift Supervision (the “OTS”) on the Application for Conversion on Form AC filed by Franklin Financial Corporation MHC (the “MHC”). A courtesy copy of the OTS response letter, which includes all OTS comments and the responses of the Company and the MHC, is also enclosed.

ATLANTA    AUGUSTA    CHARLOTTE    DENVER    DUBAI     NEW YORK    OAKLAND    PALO ALTO    RALEIGH    SAN DIEGO    SAN FRANCISCO

SEATTLE     STOCKHOLM    TAIPEI    TOKYO    WALNUT CREEK    WASHINGTON, DC    WINSTON-SALEM

Mr. Michael Clampitt

January 28, 2011

Registration Statement on Form S-1

General

Comment No. 1

Please provide a recent developments section to disclose the results for the first quarter of 2011, to the extent that this information is available, together with a discussion of these results.

Response to Comment No. 1

A recent developments section has been added beginning on page 28 of the prospectus.

Prospectus Cover Page

Comment No. 2

If true, please revise here and elsewhere in the filing to indicate that the minimum money market passbook savings rate at Franklin Federal is subject to change at any time.

Response to Comment No. 2

The requested revisions have been made on the cover page and throughout the prospectus to indicate that the lowest tier money market passbook rate at Franklin Federal is subject to change at any time.

Summary

After-Market Performance of Mutual-to-Stock Conversions, page 5

Comment No. 3

Please revise the table to include the average and median information for the NASDAQ company transactions in addition to the information provided under the row “All Transactions.”

Response to Comment No. 3

The requested disclosure has been added to the table on page 5 of the prospectus.

Future Equity Incentive Plan, page 7

Comment No. 4

Revise to disclose the company’s current intention as to when the equity incentive plan is expected to be adopted and implemented and whether a vote from shareholders will be required. Also discuss your current intention with respect to funding the plan (i.e., through open market purchases or from authorized but unissued shares).

Mr. Michael Clampitt

January 28, 2011

Response to Comment No. 4

The requested revisions have been made on pages 7 and 99 of the prospectus.

How We Will Use the Proceeds of this Offering, page 11

Comment No. 5

We note your disclosure that you have no specific plans to use the proceeds of the offering to diversify your businesses, open branches and acquire other companies. Revise to indicate whether you have any plans, arrangements or understandings to diversify, open branches or acquire other companies at this time.

Response to Comment No. 5

The requested revisions have been made on pages 12 and 33 of the prospectus.

Risk Factors, page 13

General

Comment No. 6

Please avoid making statements such as “there is no assurance” that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide any assurance. For example, see the first risk on page 16.

Response to Comment No. 6

The risk factors have been amended accordingly in response to this comment.

A continuation of worsening of economic conditions . . ., page 13

Comment No. 7

We note your disclosure that the “national economy has recently experienced a recession, with rising unemployment levels . . .” and that your “local economy has mirrored the overall economy.” However, in the fourth paragraph of page 39, you state that the “unemployment trends in Virginia and the Richmond MSA have compared favorably to the national trends.” Please reconcile this disclosure.

Response to Comment No. 7

A revision to page 14 of the prospectus has been made in response to this comment.

Mr. Michael Clampitt

January 28, 2011

Comment No. 8

Please tell us whether your “local market area,” which is not defined, has the same meaning as your “primary market area,” which is defined on page one in the third paragraph. If so, please revise to use consistent terminology or clarify your disclosure as appropriate.

Response to Comment No. 8

References to “local market area” have been changed to “primary market area” in all instances in the prospectus to make this disclosure consistent.

Use of Proceeds, page 27

Comment No. 9

You state in the third paragraph of page 27 that you “may need regulatory approvals to engage in some of the activities listed above.” Please revise the preceding paragraph to specify which activities, in addition to those listed in the fourth bullet point, if any, are subject to regulatory approval. Please also clarify your disclosure elsewhere regarding the same, including on page 11.

Response to Comment No. 9

The requested revisions have been made on pages 12 and 34 of the prospectus.

Our Business

Market Area, pages 38 – 39

Comment No. 10

We note your disclosure regarding Richmond MSA’s unemployment rate, the state rate, and the national rate in September 2010. Please also disclose these rates for September 2008 and 2009, respectively, to help readers better understand the comparisons of unemployment trends.

Response to Comment No. 10

The requested disclosure has been added on page 46 of the prospectus.

Lending Activities, pages 40 – 41

Comment No. 11

Mr. Michael Clampitt

January 28, 2011

Please revise the generalized statements regarding your lending practices (e.g., “Loans with loan-to-value ratios in excess of 80% generally require private mortgage insurance,” “For non-owner occupied residential loans, we generally require a loan-to-value ratio of less than 65% . . .,” and “We . . . generally do not offer interest-only loans”) to specify under what circumstances exceptions would apply to such practices.

Response to Comment No. 11

The requested revisions have been made to the “Our Business—Lending Activities” section appearing on pages 47 through 51 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Nonperforming and Classified Assets, page 68

Comment No. 12

We note your reference to interest reserves in the discussion of substandard loans on page 71. Please tell us and amend to disclose the following with respect to the establishment of such reserves:

•	Disclose the amount of such loans and the accompanying interest reserves as of each period-end;
•	Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;
•	Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;
•	Describe your underwriting process for loans with interest reserves, and any specific differences in how you underwrite loans with interest reserves and loans that do not have interest reserves; and
•	Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Response to Comment No. 12

The requested disclosures have been made on pages 50 and 51 of the prospectus. There are no differences in the Bank’s underwriting process for loans with interest reserves and loans that do not have interest reserves. The Bank does include the amount of the interest reserve when calculating the loan amount for loan-to-value purposes.

Liquidity Management, page 78

Comment No. 13

Discuss liquidity on both a long-term and short-term basis. See instruction 5 to Item 303(a) of Regulation S-K.

Mr. Michael Clampitt

January 28, 2011

Response to Comment No. 13

The requested disclosure has been made to page 86 of the prospectus.

Our Management, pages 81-82

Comment No. 14

Please revise the director biographies to indicate the time periods during which (i) George L. Scott served as a partner with KPMG LLP; (ii) Richard W. Wiltshire, Jr. served as president and chief executive officer of Home Beneficial Corporation and Home Beneficial Life Insurance Company; and (iii) Percy Wootton served as president and member of the Board of Trustees of The American Medical Association. Please also revise Elizabeth W. Robertson’s biography to include the name(s) of the firm(s) for which she worked as a certified public accountant and indicate the time periods of such work.

Response to Comment No. 14

The requested revisions have been made on pages 89 and 90 of the prospectus.

Compensation Discussion and Analysis, page 84

General

Comment No. 15

We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response to Comment No. 15

The Bank’s incentive compensation program has historically been very limited in scope providing annual awards to all employees equal to 5% of base salary. These awards are discretionary and are based on the Board’s overall evaluation of the Bank’s annual performance. However, the awards are not in any way linked to the attainment of specific performance objectives. The Board evaluates this program on an annual basis and has determined that, given its limited scope and discretionary nature, the program does not pose a material risk to the Bank. In addition, although the value of benefits under the Bank’s deferred compensation program (see Comment No. 18 below) is tied to the Bank’s overall performance, the Board has determined that there are sufficient controls in place to ensure that participants cannot affect the level of their compensation by taking actions that might create a material risk to the Bank.

Comment No. 16

Please provide the information required by Item 407(e)(4) of Regulation S-K.

Mr. Michael Clampitt

January 28, 2011

Response to Comment No. 16

The requested disclosure has been added on page 100 of the prospectus.

Compensation Elements, page 85

Comment No. 17

Your “Compensation Elements” disclosure on page 85 indicates that base salary is not performance based. However, on page 86 you state the “[o]ur Compensation Committee sets base salaries for our named executive officers based primarily on . . . each individual officer’s performance and contribution to our Company.” Please reconcile this disclosure.

Response to Comment No. 17

A revision has been made on page 93 of the prospectus in response to this comment.

Comment No. 18

Your incentive compensation disclosure on page 85 indicates that the “benefits from the Bank’s deferred compensation plans are based on the financial performance of the Bank.” Please disclose any specific financial performance targets that are used as bases to determine the amount of such benefits.

Response to Comment No. 18

The deferred compensation plans are phantom equity-type arrangements that are designed to imitate the type of benefits available to stock thrift institutions, i.e., stock options, restricted stock, employee stock ownership plan allocations. Benefits under the plan are determined by reference to the increase or decrease in the Bank’s equity with limited incremental enhancements based on a participant’s years of service. There are no other specific financial performance targets that determine the amount of such benefits.

Summary Compensation Table, page 88

Comment No. 19

Please revise to clarify which column represents the 401(k) matching contribution, as indicated by note 2.

Response to Comment No. 19

The requested revision has been made on page 96 of the prospectus.

Transactions with Franklin Federal

Loans and Extensions of Credit, page 92

Mr. Michael Clampitt

January 28, 2011

Comment No. 20

We note your disclosure, in response to Item 404 of Regulation S-K, regarding certain loans from Franklin Federal to L. Gerald Roach, Richard T. Wheeler and Elizabeth W. Robertson. Please revise to include information for the periods specified in Item 404 and in particular, for the two fiscal years preceding the company’s last fiscal year. See Instruction 1 to Item 404.

Response to Comment No. 20

The requested disclosure has been added on page 100 of the prospectus with respect to the loan from Franklin Federal to L. Gerald Roach. The loans to Richard T. Wheeler, Jr. and Elizabeth W. Robertson were originated during fiscal 2010.

Other Transactions

Comment No. 21

You state that “[s]ince October 1, 2008, there have been no transactions and there are no currently proposed transactions in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any of our executive officers and directors had or will have a direct or indirect material interest.” Since the loans from Franklin Federal to L. Gerald Roach, Richard T. Wheeler and Elizabeth W. Robertson each exceed $120,000, please insert a qualifier to this sentence, such as “other than as disclosed above” or something similar, if it would render the statement true.

Response to Comment No. 21

The requested qualifier has been added to page 101 of the prospectus.

The Conversion and Stock Offering

How We Determined the Offering Range and the $10.00 Per Share Purchase Price, page 118

Comment No. 22

Please add information listing the fees paid to RP Financial, Inc. during the past three fiscal years, or disclose if no fees were paid.

Response to Comment No. 22

The requested information has been added on page 126 of the prospectus.

Comment No. 23

Please revise the last paragraph on page 119 to explain how the 22.8% discount was calculated.

Mr. Michael Clampitt

January 28, 2011

Response to Comment No. 23

The requested revision has been made on page 127 of the prospectus.

Comment No. 24

Please revise the table on page 120 to specifically list the peer group companies that RP Financial, Inc. used for comparison in its appraisal.

Response to Comment No. 24

The requested revision has been made on page 128 of the prospectus.

Part II

Item 14. Indemnification of Directors and Officers, page II-1

Comment No. 25

Please tell us, with a view towards revised disclosure, whether the Draft Agency Agreement (to be filed as exhibit 1.2) will provide that Sandler O’Neill & Partners, L.P. is required to indemnify any of your directors, officers or controlling persons in any manner against liability which he may incur in his capacity as such.

Response to Comment No. 25

In response to the Staff’s comment, we have revised the disclosure contained in Item 14 of Amendment No. 1. See page II-3.

Exhibits

Comment No. 26

It appears that the annexes have not been included in exhibit 2.0 Please refile the exhibit in its entirety.

Response to Comment No. 26

The annexes to exhibit 2.0 have been filed.

* * * * * *

The Company hereby acknowledges that:

Mr. Michael Clampitt

January 28, 2011

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at 202.508.5854.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

Enclosures

cc:	David Irving, U.S. Securities and Exchange Commission
Angela Connell, U.S. Securities and Exchange Commission
David Lin, U.S. Securities and Exchange Commission
Richard T. Wheeler, Jr., Franklin Financial Corporation
Donald F. Marker, Franklin Financial Corporation
Barrett Wheeler, Franklin Financial Corporation
Paul M. Aguggia, Esq.
Joseph J. Bradley, Esq.
Lindsay B. Tingley, Esq.